U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 14f-1
                   Information Statement under Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

                      Commission File Number: 000-53166

                                  TONE IN TWENTY
            (Exact name of registrant as specified in its charter)

                   Nevada                                77-0664193
---------------------------------------------      ---------------------
(State or other jurisdiction of incorporation)     (IRS Employer ID No.)

                            3433 Losee Rd., Suite 2,
                           North Las Vegas, NV  89030
                   ---------------------------------------
                   (Address of principal executive offices)

                                (702) 604-7038
                         ---------------------------
                         (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:  None

Securities registered under Section 12(g) of the Exchange Act:

                   Common Stock, Par Value $0.001 Per Share
                   ----------------------------------------
                                (Title of Class)


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                      INFORMATION STATEMENT PURSUANT TO
             SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                          AND RULE 14f-1 THEREUNDER

                                   GENERAL

     We are providing this Information Statement to holders of the Common Stock, par value $0.001 per share (the "Common Stock") of Tone in Twenty (the "Company") as of February 1, 2010, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the expected resignation of our current Board of Directors and the appointment of two new directors to the Board, as more fully described below.

     This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and mailed to the stockholders on or about February 2, 2010.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

                          CHANGE IN BOARD OF DIRECTORS

     On February 1, 2010, we entered into a Share Exchange Agreement (the "Exchange Agreement") by and among the Company, Muscle Pharm LLC (hereinafter referred to as "Muscle Pharm") and its members, in which we have agreed to issue an aggregate of 26,000,000 shares of our Common Stock to the members of Muscle Pharm, in exchange for all of the issued and outstanding member interests of Muscle Pharm. In addition, to facilitate this transaction our President has agreed to sell his 366,666 shares to Muscle Pharm for $25,000 and these shares will be cancelled.

     Pursuant to the Exchange Agreement, the members of Muscle Pharm will acquire a controlling number of shares of the Company, we will acquire all of the outstanding stock of Muscle Pharm, and Muscle Pharm will become a wholly owned subsidiary of our Company. Upon completion of the transaction, we will cease our current business and adopt and continue implementing Muscle Pharm's business plan. Shortly after the closing of this transaction we plan to change our name to "MusclePharm Corporation." Upon the later of the closing of the Exchange Agreement or the expiration of the 10-day period following the filing of this Information Statement with the SEC and mailing of this Information Statement to our shareholders, our sole officer/director will resign and those persons described in the "New Officers and Directors" section below will be appointed as officers and directors of the Company. The closing of the Exchange Agreement is expected to take place on or about February 9, 2010.

     Muscle Pharm is engaged in the sports nutrition industry and is based in
Denver, Colorado.   It was founded in April, 2008 and it currently
manufactures and markets six branded, high-quality sports nutrition products:
Combat Powder[TM], Assault[TM], Battle Fuel[TM], Bullet Proof[TM], Shred Matrix[TM], and Recon[TM]. These products are comprised of amino acids, herbs,

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and proteins scientifically tested and proven as safe and effective for the overall health of athletes. These nutritional supplements were created to enhance the effects of workouts, repair muscles, and nourish the body for optimal physical fitness. Muscle Pharm currently sells its products through several distribution channels throughout the United States and overseas. The United States channels include The Vitamin Shoppes, GNC, sports nutrition retail stores and fitness centers. Their products are also sold through over 100 Internet sites and in over 60 foreign countries through international distributors.

     No vote or other action is required by our stockholders in connection with this Information Statement or the resignation and appointment of any director. Proxies are not being solicited.

                    VOTING SECURITIES AND PRINCIPAL HOLDERS

     On February 1, 2010, we had 437,500 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders. The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of February 1, 2010, with respect to our sole officer, our sole director, all of the directors and executive officers as a group, and any other person known by us to beneficially own more than five percent of our Common Stock.

Name and Address              Amount and Nature of
of Beneficial Owner           Beneficial Ownership(1)     Percent of Class
-------------------           -----------------------     ----------------

John Dean Harper                      366,666                   84.0%
4301 S. Valley View Ave.
Suite 20
Las Vegas, NV  89103

San Nicholas, Inc.(2)                  83,333 (3)               16.0%
Escobedo 435 Ote
Torreon, Coah
Mexico

All executive officers and            366,666                   84.0%
Directors as a group (1 Person)
________________________

(1)  All ownership is beneficial and of record, unless otherwise indicated.

(2) San Nicholas, Inc., a Nevada corporation is beneficially owned and controlled by Mrs. Eva Esparza, Escobedo 435 Ote., Torreon, Coah, Mexico.

(3) San Nicholas, Inc. has the right to acquire these shares within 60 days upon the conversion of 416.67 shares of Series A Convertible Preferred Stock held by San

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     Nicholas, Inc.  San Nicholas, Inc. owns a total of 83,333 shares of the
     Series A Convertible Preferred Stock and each share is convertible into 200 shares of common stock; however, San Nicholas, Inc. can only convert up to 416.67 shares of the preferred stock within any 12 month period pursuant to a lock up letter with us. (See Exhibit 10.1 to our Form 10-K filed on December 10, 2009.)

                               CHANGES IN CONTROL

     On February 1, 2010, we entered into the Exchange Agreement with Muscle Pharm. The transaction will result in a change in our management and Board of Directors and will also result in a change in the controlling members of the Company.

     As discussed in "Change in Board of Directors" above and in "Directors and Officers - New Officers and Directors" below, as a result of the closing of the Exchange Agreement, John Dean Harper will resign as a director and be replaced by Brad Pyatt. In addition, Cory Gregory will become a director. Brad Pyatt, Cory Gregory, Todd E. Huss and Leonard K. Armenta, Jr. will assume positions as officers of our Company.

     The following table sets forth certain information regarding our Common Stock expected to be beneficially owned as of the day after the closing of the Exchange Agreement, by each person known to us whom we expect to beneficially own more than 5% of our Common Stock, each person anticipated to be a newly appointed executive officer and director, and all persons anticipated to be newly appointed directors and executive officers as a group. The following table is based upon information with respect to the capitalization of Muscle Pharm as of February 1, 2010. This table is based upon information supplied by the named parties or management of Muscle Pharm. Unless otherwise indicated in the footnotes to this table, we believe that each of the stockholders named in this table will have sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

                                        Amount and
                                        Nature of
  Name and Address                      Beneficial         Percent
of Beneficial Owner                     Ownership          Of Class
-------------------                     ----------         --------

Brad Pyatt                              12,331,668          47.3%
3390 Peoria Street, Unit 307
Aurora, Colorado 80010

Cory Gregory                             7,833,014          30.0%
422 Middleground Road
Pataskala, Ohio 43062


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Todd E. Huss                                     0            -
13802 Boulder Lane
Larkspur, Colorado 80118

Leonard K. Armenta, Jr.                          0            -
3390 Peoria Street, Unit 307
Aurora, Colorado 80010

All executive officers and directors    20,164,602          77.3%
as a group (4 persons)

                           DIRECTORS AND OFFICERS

     Upon the later of the closing of the Exchange Agreement and 10 days after the mailing of this Information Statement to our shareholders and the filing of this Information Statement with the SEC, John Dean Harper will resign as the sole officer and the sole director, and Brad Pyatt and Cory Gregory will be appointed to the Board of Directors. In addition, the following persons will be appointed as our officers: Brad Pyatt, President and Chief Executive Officer; Cory Gregory, Executive Vice President; Todd E. Huss, Chief Financial Officer; and Leonard K. Armenta, Jr. Chief Operating Officer.

     The following discussion sets forth information regarding our current officer and director and our proposed officers and directors after the closing of the Exchange Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the other director will vote for any substitute nominee or nominees who may be designated prior to the date the new directors take office.

     Each member of our Board of Directors shall serve until his successor is elected and qualified.

Current Officers and Directors
------------------------------

     The following sets forth, as of February 1, 2010, the name, age, positions, and experience of the executive officers and directors of the Company.

            Name          Age                Positions
            ----          ---                ---------

     John Dean Harper     47     President, Secretary and Treasurer

     Mr. Harper has served as our president, Secretary and Treasurer since our inception. He is a graduate of Ohio University in Athens, Ohio with Bachelors of Business Administration degree and a double major in Business Pre-Law and General Business. He is also a graduate of the University of Cincinnati, College of Law with a Juris Doctor. Mr. Harper has a private law practice focusing primarily on corporate law, labor/employment and litigation. Mr. Harper

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serves as counsel for the Las Vegas Police Protective Association, Chief
General Counsel, 1998-Present.

     His work experience is set forth below:

  Dates                  Name of Company                Job Title
  -----                  ---------------                ---------
1986-1989     Univ. of Cincinnati, College of Law  Law Student
1989-1991     Schottenstein, Zox and Dunn          Associate Attorney
1991-1995     Redmon & Harper                      Partner
1996-1998     Gugino & Schwartz                    Associate Attorney
1999-2002     Starbase-1 Coffee Co. Ltd.           President
2000-2002     Lock-Gun.com                         President
1998-Present  Injured Police Officers Fund         General Counsel
2001-2005     Absolute Glass Protection, Inc.      President, Treasurer,
                                                       Director
1996-Present  John Dean Harper, Attorney at Law
1998-Present  Las Vegas Police Protective Assoc.   Chief General Counsel
1998-Present  Nevada Conf. of Police and Sheriffs  General Counsel

New Officers and Directors
--------------------------

     Upon the later of effectiveness of the Exchange Agreement and 10 days following the filing of this Information Statement with the SEC and mailing of this Information Statement to our shareholders, the following persons will be elected to the offices opposite their name.

          Name            Age                   Positions
          ----            ---                   ----------
Brad Pyatt                29     President, Chief Executive Officer and
                                 Director
Cory Gregory              30     Executive Vice President and Director
Todd E. Huss              57     Chief Financial Officer
Leonard K. Armenta, Jr.   33     Chief Operating Officer

     The biographies of each of these new executive officers and directors are as follows:

     Brad Pyatt has served as the President and Chief Executive Officer of Muscle Pharm LLC since its inception in April 2008. After leaving the University of Northern Colorado in June 2003, he played for the Indianapolis Colts ( 2003, 2004 and 2005 seasons) and the Miami Dolphins (2006 season) in the NFL and he played for the Colorado Crush from 2007 through 2008 in the Arena Football League. Mr. Pyatt is knowledgeable in Kinesiology and he has learned and developed innovative approaches to training that have improved his speed, strength and overall performance. While playing in the NFL he posted one of the fastest 40-yard times in the history of the NFL. In May 2004, while Mr. Pyatt was in the NFL he purchased a small supplement manufacturer and then founded and developed a sports nutrition line called Hard Nutrition which he sold with the manufacturing business in July 2007. He attended the University of Kentucky for four years and the University of Northern Colorado for one year. He majored in kinesiology

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and exercise science and left college to play professional football needing 6 more hours credit to earn a degree.

     Cory Gregory has served as the Executive Vice President of Muscle
Pharm LLC since its inception in April 2008. He has been the owner of Old School gym since 1999 . Mr. Gregory is a personal trainer and professional bodybuilder, competing as a NASA power lifter. He is the founder of the Ohio Natural Bodybuilding Federation and a board member of Agel Enterprises, a developer of gel form products within the supplement industry. He possesses expertise in personal training, nutrition and dieting.

     Todd E. Huss has served in a part-time capacity as the Chief Financial Officer of Muscle Pharm LLC since September 2009. Since 2002, Mr. Huss has performed contract accounting services for various public companies. His work includes planning and testing for Sarbanes-Oxley compliance for a media company with revenues of $250 million. From 1996 to 2002, he served as the Chief Financial Officer for Premier Concepts, Inc., the publicly-traded owner and operator of a national chain of specialty retail jewelry stores. From 1991 to 1995 he served as the Chief Financial Officer for Gardenswartz Sportz, Inc., a privately-held corporation which owned and operated eight full service retail sporting goods stores in New Mexico and Texas. Mr. Huss graduated from California State University-Long Beach in 1984, with a Bachelor of Science degree in business administration and professional accounting, and subsequently worked for KPMG Peat Marwick in its Los Angeles, California, and Albuquerque, New Mexico offices until 1991.

     Leonard K. Armenta, Jr. has served as the Chief Operations Officer since September 1, 2009. He has been working for Muscle Pharm part time since July 2008 and full time since June 2009 where he has been working in the sales, marketing and manufacturing areas of the business. From 2000 until June, 2009 he worked for Colorado Sports Innovations as a sales and marketing consultant. From 1997 until 2000 he was a sales representative for Select Investor Relations.

     There are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of our Company upon the closing of the Exchange Agreement.

Term of Office
--------------

     Directors are elected to hold office until the next annual meeting of members and until their successors are elected and qualified. Annual meetings of the stockholders for the selection of directors to succeed those whose terms expire are to be held at such time each year as designated by the Board of Directors. Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders. Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

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Audit Committee
---------------

     We do not presently have an Audit Committee. The sole member of the Board sits as the Audit Committee. No qualified financial expert has been hired because we are too small to afford such expense.

Committees and Procedures
-------------------------

     (1) We have no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions. The Board acts itself in lieu of committees due to its small size.

     (2) The view of the board of directors is that it is appropriate for us not to have such a committee because our directors participate in the consideration of director nominees and the board and we are so small.

     (3) The member of the Board who acts as nominating committee is not independent, pursuant to the definition of independence of a national securities exchange registered pursuant to section 6(a) of the Act (15 U.S.C. 78f(a).

     (4) The nominating committee has no policy with regard to the consideration of any director candidates recommended by security holders, but the committee will consider director candidates recommended by security holders.

     (5) The basis for the view of the board of directors that it is appropriate for us not to have such a policy is that there is no need to adopt a policy for a small company.

     (6) The nominating committee will consider candidates recommended by security holders, and by security holders in submitting such recommendations.

     (7) There are no specific, minimum qualifications that the nominating committee believes must be met by a nominee recommended by security holders except to find anyone willing to serve with a clean background.

     (8) The nominating committee's process for identifying and evaluation of nominees for director, including nominees recommended by security holders, is to find qualified persons willing to serve with a clean backgrounds.
There are no differences in the manner in which the nominating committee evaluates nominees for director based on whether the nominee is recommended by a security holder, or found by the board.

Code of Ethics
--------------

     We have not adopted a Code of Ethics for the Board and any salaried employees.

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Stockholder Communications with Directors
-----------------------------------------

     After completion of the Share Exchange, stockholders who want to communicate with our Board may send a letter to our new President at 3390 Peoria Street, Unit 7, Aurora, Colorado 80010. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Board Communication." The President, who also serves as a director, will review the communication.

Meetings of the Board of Directors and Stockholders
---------------------------------------------------

     Our Board of Directors held no formal meetings during the years ended August 31, 2009 and 2008. We have not adopted any policy with regard to Board members' attendance at annual meetings of security holders. No annual meeting of stockholders was held in 2009 or 2008, as we elected not to conduct the same in order to conserve operating capital.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation
----------------------

     No compensation has been paid and no stock options granted to our sole officer and director in the last three fiscal years.

     Unless otherwise expressly provided by resolution adopted by the Board of Directors, no director is entitled to receive any compensation for his services as a director. The Board of Directors may provide that the directors shall be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. In addition, the Board of Directors may provide that directors shall be paid their actual expenses, if any, of attendance at each meeting of the Board of Directors. Our bylaws do not prohibit any director from serving our Company in any other capacity and receiving compensation, but the Board of Directors may by resolution provide that any director receiving compensation for his or her services to our Company in any other capacity shall not receive additional compensation for his or her services as a director. The Board of Directors has not adopted any policy in regard to the payment of fees or other compensation to directors.

Muscle Pharm's Director and Officer Compensation
------------------------------------------------

     During the years ended December 31, 2008 and December 31, 2009, the only form of compensation paid to the executive officers of Muscle Pharm LLC was cash. The table below lists the aggregate amount of the cash payments that were made to executive officers during the years ended December 31, 2008 and December 31, 2009.


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                                                     Total Cash Paid
                                                   --------------------
Name and Principal Position                         2008         2009
---------------------------                        -------     --------
Brad Pyatt - President                             $16,125     $133,992
Cory Gregory - Executive Vice President              3,000       17,846
Leonard Armenta, Jr. - Chief Operating Officer      10,500       54,799

     The current annual salary levels of the executive officers are as follows:

               Brad Pyatt               $193,992
               Cory Gregory               60,000
               Leonard Armenta            86,400

     The new officers of the Company will continue to receive their salary as set forth above after the closing of the Exchange Agreement.

Certain Relationships and Related Transactions of Tone in Twenty
----------------------------------------------------------------

     Our sole officer/director has contributed office space for our use at no charge. There have been no other transactions with our sole officer/director.

Conflicts of Interest
---------------------

     We have not adopted any policies or procedures for the review, approval, or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder, or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

Muscle Pharm Relationships and Related Transactions
---------------------------------------------------

     Muscle Pharm was formed as a Colorado limited liability company on April 22, 2008. The initial owners of Muscle Pharm were Brad Pyatt and Cory Gregory. Mr. Pyatt received a 60% membership interest in exchange for his contribution of formulations for potential products, contacts with GNC Canada and other potential customers, and contacts with professional athletes. Mr. Gregory received a 40% membership interest in exchange for his contacts with Dr. Serrano, Louie Simmons, potential distributors, professional athletes and potential investors. Neither Mr. Pyatt nor Mr. Gregory contributed any cash and no value was placed on their respective contributions.

                    COMPLIANCE WITH SECTION 16(a) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our outstanding equity securities to file with the Securities and Exchange Commission initial reports

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of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% members are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based upon a review of the copies of such filings furnished to us, we believe that John Dean Harper did not file his Form 3.

                              LEGAL PROCEEDINGS

     We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

                 WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC's web site at www.sec.gov.

                                  SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: February 1, 2010      TONE IN TWENTY


                             By: /s/ John Dean Harper
                             ------------------------------
                                     John Dean Harper
                                     President


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